UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PARKER DRILLING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	73-0618660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Greenway Plaza, Suite 100, Houston, Texas 77046

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Form 8-A/A (Amendment No. 1) is being filed by Parker Drilling Company (the “Company”) to amend and supplement disclosure in the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 13, 2018 (including the exhibits thereto, the “Form 8-A”). Capitalized terms used without definition shall have the meaning set forth in the Section 382 Rights Agreement, dated as of August 23, 2018, between the Company and Equiniti Trust Company, as Rights Agent (the “Section 382 Rights Agreement”).

Item 1. Description of Registrant’s Securities to be Registered.

On July 12, 2018, the Board of Directors (the “Board”) of the Company declared a dividend of one right (“Right”) for each outstanding share of the Company’s common stock, par value $0.16 2⁄3 per share (the “Common Stock”), to stockholders of record at the close of business on July 27, 2018. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $52.50 per Fractional Share, subject to adjustment (the “Purchase Price”).

On August 23, 2018, the Board approved an amendment and restatement of the Rights Agreement, dated as of July 12, 2018, between the Company and Equiniti Trust Company, as Rights Agent (the “Original Rights Agreement”) to effect certain changes to the Original Rights Agreement, including to (i) change the Common Stock ownership threshold at which a person becomes an Acquiring Person (as defined below) and (ii) extend the expiration of the Rights, as more fully described below.

The purpose of the Section 382 Rights Agreement is to protect value by preserving the Company’s ability to use its net operating losses and foreign tax credits (“Tax Benefits”) to offset potential future income taxes for federal income tax purposes. The Company’s ability to use its Tax Benefits would be substantially limited if it experiences an “ownership change,” as such term is defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences an ownership change if the percentage of its shares of stock owned by its “5-percent shareholders,” as such term is defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Section 382 Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the Company’s outstanding Common Stock.

Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate certificates for the Rights will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the outstanding shares of Common Stock, or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Board. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.

If, at the time of the adoption of the Section 382 Rights Agreement, any person or group of affiliated or associated persons is the beneficial owner of 4.9% or more of the outstanding shares of the Common Stock, such person or group will be grandfathered in at its current ownership level, but the Rights will become exercisable if at any time after the adoption of the Section 382 Rights Agreement, such person or group increases its ownership of the Common Stock by one share or more. Any person or group of affiliated or associated persons who proposes to acquire 4.9% or more of the outstanding shares of Common Stock may apply to the Board in advance for an exemption in accordance with and pursuant to the terms of the Section 382 Rights Agreement. In addition, persons are not deemed to be part of a group that would constitute an Acquiring Person as a result of an agreement or understanding relating to a solicitation in a reorganization, or based on participation in discussions, negotiations or transactions with another person for the purposes of restructuring the Company’s debt.

The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) August 23, 2021, (ii) the redemption or exchange of the Rights by the Company as described in the Section 382 Rights Agreement, (iii) the date on which the Board determines in its sole discretion that this Agreement is no longer necessary for the preservation of material valuable Tax Benefits, (iv) the beginning of a taxable year of the Company for which the Board determines in its sole discretion that no Tax Benefits may be carried forward, (v) on July 12, 2019 if the affirmative vote of the majority of the votes cast at the 2019 annual meeting of the Company’s stockholders or any other meeting of the Company’s stockholders prior to such date has not been obtained with respect to ratification of the Section 382 Rights Agreement, and (vi) in the event of a “qualifying offer” (as described in the Section 382 Rights Agreement).

Certain synthetic interests in securities created by derivative positions-whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934-are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Section 382 Rights Agreement are excepted from such imputed beneficial ownership.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the directors of the Company who are not, and are not representatives, nominees, Affiliates or Associates of, an Acquiring Person or the person making the offer determines to be fair to and otherwise in the best interests of the Company and its stockholders (a “Permitted Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Section 382 Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Section 382 Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Section 382 Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

The Section 382 Rights Agreement also includes “qualifying offer” provisions, whereby the Rights will automatically expire concurrently with (but no earlier than 100 days after the commencement of such qualifying offer) the purchase of 50% (excluding shares held by the offeror) of the outstanding Common Stock of the Company on a fully diluted basis pursuant to a tender or exchange offer for all of the outstanding shares of Common Stock at the same price and for the same consideration, provided that the offeror irrevocably commits to purchase all remaining untendered shares at the same price and the same consideration actually paid pursuant to the offer.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Section 382 Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

At any time until the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. After the Distribution Date, the right of redemption is subject to certain limitations in the Section 382 Rights Agreement. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of two shares of Common Stock, and/or other equity securities deemed to have the same value as two shares of Common Stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the Section 382 Rights Agreement may be amended by the Board as long as the Rights are redeemable. Thereafter, the provisions of the Section 382 Rights Agreement other than the redemption price may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Section 382 Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

The Section 382 Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Section 382 Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Board can redeem the Rights, amend the Section 382 Rights Agreement or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board.

Item 2. Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

4.1	Section 382 Rights Agreement, dated as of August 23, 2018, between Parker Drilling Company and Equiniti Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Parker Drilling Company’s Current Report on Form 8-K filed on August 23, 2018).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PARKER DRILLING COMPANY

By:	/s/ Jennifer F. Simons

Name:	Jennifer F. Simons

Title:	Vice President, General Counsel and Secretary

Date: August 23, 2018